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                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                   -----------------------------------------

                                  SCHEDULE 13D
                               (Amendment No. 3)

                   Under the Securities Exchange Act of 1934

                                   MESA Inc.
                               ------------------
                                (Name of issuer)

                          Common Stock, $.01 Par Value
                          ---------------------------
                         (Title of class of securities)

                                   590911103
                                --------------
                                (CUSIP number)

Dennis R. Washington                        Marvin Davis
c/o Washington Corporations                 Davis Companies
101 International Way                       2121 Avenue of the Stars, Suite 2800
Missoula, Montana  59802                    Los Angeles, California  90067
(406) 523-1300                              (310) 551-1470

David H. Batchelder                         Dorn Parkinson
Batchelder & Partners, Inc.                 c/o Washington Corporations
4330 La Jolla Village Drive, Suite 200      101 International Way
San Diego, California 92122                 Missoula, Montana  59807
(619) 456-6655                              (406) 523-1300

                -----------------------------------------------

                 (Name, address and telephone number of person
               authorized to receive notices and communications)

                                    Copy to:

Scott R. Haber                               Kendall R. Bishop
Latham & Watkins                             O'Melveny & Myers
505 Montgomery Street, Suite 1900            1999 Avenue of the Stars, 7th Floor
San Francisco, California 94111              Los Angeles, California  90067
(415) 391-0600                               (310) 553-6700

                                August 7, 1995
              --------------------------------------------------
            (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following box: [ ]

Check the following box if a fee is being paid with the statement:  [ ]

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          This Amendment No. 3 to Schedule 13D is being filed on behalf of the undersigned Reporting Persons to amend the Schedule 13D filed June 29, 1995, as amended (the "Schedule 13D"), relating to the common stock, par value $.01 per share (the "Shares"), of MESA Inc., a Texas corporation (the "Company"). Unless otherwise indicated, all capitalized terms used herein but not defined herein shall have the same meanings as set forth in the Schedule 13D.

Item 4.   Purpose of Transaction.
          -----------------------

          Item 4 to the Schedule 13D is hereby amended, in pertinent part, as follows:

          On August 7, 1995, the Reporting Persons (the "Washington/Davis Group") filed a Preliminary Solicitation Statement with the Securities and Exchange Commission which will enable the Washington/Davis Group to solicit requests to call a special meeting of shareholders (the "Special Meeting"). At the Special Meeting, shareholders would be asked to vote for or approve (i) the removal of the ten directors currently serving on the Board, (ii) an amendment to the Company's Bylaws to provide that the Board shall consist of eight directors, which number may be increased or decreased by the Board, (iii) the election of eight persons nominated by the Washington/Davis Group to replace the directors so removed and (iv) to the extent that the Board, prior to the Special Meeting, has adopted measures that would contravene the purposes of the foregoing proposals, a resolution that would rescind such measures. In accordance with the Texas Business Corporation Act and the Articles of Incorporation of the Company, a special meeting of shareholders may be called by holders of Shares entitled to cast not less than 20% of all the votes entitled to be cast at such special meeting.

          If the nominees are elected at the Special Meeting, the Washington/Davis Group expects that the new Board promptly would form a committee of independent directors, with independent financial and legal advisors, to consider all alternatives to maximize the value of the Company for all shareholders. The Washington/Davis Group's nominees also intend to cause the Company to redeem the rights issued under the Company's "poison pill" rights plan.

          By letter dated June 29, 1995, Mr. Washington and Mr. Davis asked the Board to form a committee consisting of all of the independent directors, with independent financial and legal advisors, to explore all alternatives to enhance the value of the Company for all shareholders.

          On July 6, 1995, a majority of the Board voted against forming a committee of independent directors. That day, the Company announced that the Board had reaffirmed its commitment to restructure the Company through the sale of the Hugoton assets. The Company said that the Board would expand its review of strategic alternatives to include a sale or merger of the Company, but that parties interested in a sale or merger would not have access to a financial data room until September and that to explore and evaluate these alternatives may take longer than six months.

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          The Washington/Davis Group disagrees with certain of the steps that the Board has taken following the failed Hugoton auction and is concerned that the Company's proposed actions will not result in a transaction that maximizes the value of the Company for all shareholders.

          The Washington/Davis Group will not immediately seek to call the Special Meeting, but will communicate with shareholders to inform them of the Washington/Davis Group's concerns, assess the degree to which other shareholders share those concerns and monitor closely the Company's progress. The Washington/Davis Group will determine, in its sole judgment, whether and when to seek to call the Special Meeting based on the concerns expressed by other shareholders, the steps taken by the Board, management and their advisors to explore alternatives to maximize the value of the Company for all shareholders, the timing of any such steps, the type of alternatives considered, the progress of any pending transactions or negotiations and such other factors as the Washington/Davis Group then deems relevant.

          The Preliminary Solicitation Statement contains information concerning certain litigation filed by the Company against the Reporting Persons and other shareholders of the Company. The Preliminary Solicitation Statement provides information concerning certain other investors with whom BPI, prior to June 29, 1995, had agreements pursuant to which BPI had an interest in certain profits, if any, that such investors might realize with respect to the Company's securities. The Preliminary Solicitation Statement states that the Washington/Davis Group has learned that as of July 31, 1995 such other investors held an aggregate of 4,746,200 Shares, representing approximately 7.4% of the outstanding Shares.

          The Preliminary Solicitation Statement is filed herewith as Exhibit 2 and is incorporated herein by reference in its entirety.

Item 7.   Material to be Filed as Exhibits.
          ---------------------------------

Exhibit 1 Joint Filing Agreement (incorporated by reference to the Schedule 13D filed June 29, 1995)

Exhibit 2 Preliminary Solicitation Statement of the Washington/Davis Group for Written Request of Shareholders of MESA Inc. to Call a Special Meeting


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                                   SIGNATURE
                                   ---------

          After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  August 7, 1995

                                       /s/ Dennis R. Washington
                                    ---------------------------
                                    Dennis R. Washington


                                       /s/ David H. Batchelder
                                    ---------------------------
                                    David H. Batchelder


                                       /s/ Dorn Parkinson
                                    ---------------------------
                                    Dorn Parkinson

                                    Davis Acquisition, L.P.

                                    By:  Davis Companies
                                    Its: General Partner

                                    By:    /s/ Marvin Davis
                                        -------------------------
                                    Name:  Marvin Davis
                                    Its:   President


                                    Davis Companies

                                    By:    /s/ Marvin Davis
                                        -------------------------
                                    Name:  Marvin Davis
                                    Its:   President


                                    Marvin and Barbara Davis
                                    Revocable Trust

                                    By:    /s/ Marvin Davis
                                        -------------------------
                                    Name:  Marvin Davis
                                    Its:   Trustee

                                       /s/ Marvin Davis
                                    -----------------------------
                                    Marvin Davis

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                                 EXHIBIT INDEX
                                 -------------





  Exhibit 1 Joint Filing Agreement (incorporated by reference to the Schedule 13D filed June 29,
                                    1995)

  Exhibit 2 Preliminary Solicitation Statement of the Washington/Davis Group for Written Request of Shareholders of MESA Inc. to Call a Special Meeting


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